Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 20, 2019

TO

OFFERING CIRCULAR DATED JUNE 17, 2019

This supplement (“Supplement”) amends and supplements our Offering Circular, dated June 17, 2019 and should be read in conjunction with the Offering Circular. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to BRIX REIT, Inc.

The purpose of this Supplement is to update the Offering Circular is:

A.	To provide an update regarding the status of our best efforts initial public offering (the “Offering”) of up to 8,031,995 shares of our common stock (the “Common Stock”); and
B.	To disclose the temporary suspension of the Offering and the temporary suspension of our distribution reinvestment plan and our share repurchase program.

OFFERING CIRCULAR UPDATE

A.       Status of the Offering

Through August 31, 2019, the Company had sold 2,557,955 shares of common stock in the Offering, for aggregate gross offering proceeds of $12,789,784, which included 70,546 shares of common stock sold under its distribution reinvestment plan for gross proceeds of $352,741.

B.       Temporary Suspension of the Offering, Distribution Reinvestment Plan and Share Repurchase Program

Effective as of the close of business on September 18, 2019, the Company’s board of directors temporarily suspended the Offering of common stock, which is qualified by the SEC under Regulation A of the Securities Act and the Registrant’s distribution reinvestment plan (the “DRP”). The Registrant’s policy will be to accept subscription agreements only if a prospective investor has submitted all required and executed subscription documentation on or before the close of business on September 18, 2019. Pursuant to the suspension of the DRP, beginning September 19, 2019, all future distributions shall be paid to the Company’s stockholders in cash.

The Company’s board of directors also approved the temporary suspension of the Registrant’s share repurchase program (the “SRP”) effective on October 19, 2019. Redemption requests submitted prior to October 19, 2019 will be honored in accordance with the terms of the SRP. The Offering, DRP and SRP will remain suspended until such time, if any, as the Company’s board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program and will again be eligible to participate in the SRP, unless otherwise determined by the Company’s board of directors.

These suspensions are in response to the recent announcement by affiliated REIT, RW Holdings NNN REIT, Inc. (“NNN REIT”), that it has entered into an agreement to acquire the Registrant’s sponsor BrixInvest, LLC (the “Sponsor”) which wholly-owns the Registrant’s advisor, Brix Student Housing Operator, LLC (the “Advisor”). Therefore, the Registrant requires sufficient time within which to consider its external advisor options, which could include the continued management of its portfolio of core real estate properties and real estate related assets, and asset-management and other administrative services by the NNN REIT subsidiary that acquires the Advisor and Sponsor.

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Forward-Looking Statements

This Supplement contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of the Company; and other factors, including those set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 1-K for the year ended December 31, 2018 filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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